                      SECURITIES AND EXCHANGE COMMISSIONER
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                                 SHONEY'S, INC.
                                 --------------
                                (NAME OF ISSUER)

                      COMMON STOCK, $1 PAR VALUE PER SHARE
                      ------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                  825039 10 0
                                  -----------
                                 (CUSIP NUMBER)

                                DANIEL W. SMALL
                                ATTORNEY AT LAW
                                   SUITE 250,
                              3100 WEST END AVENUE
                           NASHVILLE, TENNESSEE 37203
                                 (615) 385-1005
                                 --------------
                 (NAME, ADDRESS, AND TELEPHONE NUMBER OF PERSON
                         AUTHORIZED TO RECEIVE NOTICES
                              AND COMMUNICATIONS)

                                FEBRUARY 8, 1996
                                ----------------
            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 825039 10 0

-------------------------------------------------------------------------------------------------------------
        1.       Names of Reporting Persons S. S. or I.R.S. Identification Nos. of Above Persons

                                                    Raymond L. Danner
                                             Social Security No. ###-##-####

-------------------------------------------------------------------------------------------------------------
        2.       Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                                             (a)     [ ]
                                                                                             (b)     [ ]
-------------------------------------------------------------------------------------------------------------
        3.       SEC Use Only

-------------------------------------------------------------------------------------------------------------
        4.       Source of Funds (See Instructions)

                                                            OO
-------------------------------------------------------------------------------------------------------------
        5.       Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                                                     [ ]
-------------------------------------------------------------------------------------------------------------
        6.       Citizenship or Place of Organization

                                                 United States of America

-------------------------------------------------------------------------------------------------------------
           Number of                  7.      Sole Voting Power:                                4,159,133
             Shares
          Beneficially                -----------------------------------------------------------------------
            Owned by                  8.      Shared Voting Power:                                 90,169
              Each
        Reporting Person              -----------------------------------------------------------------------
              With                    9.      Sole Dispositive Power:                           4,159,133

                                      -----------------------------------------------------------------------
                                      10.     Shared Dispositive Power:                            90,169


---------------------------------------------------------------------------------------------------------
        11.      Aggregate Amount Beneficially Owned by Each Reporting Person:      4,249,303(1)

---------------------------------------------------------------------------------------------------------
        12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                                                     [ ]
---------------------------------------------------------------------------------------------------------
        13.      Percent of Class Represented by Amount in Row (11):

                                                         10.21%(2)
---------------------------------------------------------------------------------------------------------
        14.      Type of Reporting Person (See Instructions)

                                                            IN
---------------------------------------------------------------------------------------------------------
        ITEM 1.  SECURITY AND ISSUER.

        This Statement relates to the $1 par value common stock of Shoney's, Inc., 1727 Elm Hill Pike,
Nashville, Tennessee 37210.

        ITEM 2.  IDENTITY AND BACKGROUND.

        (a)      The person filing this Statement is Raymond L. Danner, a natural person;

        (b)      Mr. Danner's business address is Suite 510, 2 International Plaza, Nashville, Tennessee
37217;

        (c)      Mr. Danner's present principal occupation or employment is as Chairman of The Danner Company, which company owns interests in various other companies unrelated to Shoney's, Inc.  The Danner Company has its principal business address at Suite 510, 2 International Plaza, Nashville, Tennessee 37217;





----------------------------------

(1)Mr. Danner disclaims beneficial ownership of 83,068 shares held in the name of his wife and 7,101 shares that his wife holds as Custodian for their minor son.

(2)This computation is based on the number of shares reported by Shoney s as outstanding at January 22, 1996, in its Annual Report on Form 10-K for the fiscal year ended October 29, 1995.

        (d) Mr. Danner has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors);

        (e) Mr. Danner has not been a party, during the last five years, to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and

        (f)      Mr. Danner is a citizen of the United States of America.

        ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        Mr. Danner was a founder of Shoney's, Inc. (sometimes referred to herein as the "Company") and served for approximately 20 years as Chairman and Chief Executive Officer. Mr. Danner has acquired the subject securities over many years, principally for cash and through stock splits and/or dividends. Mr. Danner no longer serves Shoney's, Inc. in any official capacity.

        Mr. Danner's most recent acquisition of shares of Shoney's, Inc. was on July 15, 1993, when he acquired 3,000 shares of the Company for a cash purchase price of $14.875 per share. No portion of the purchase price was borrowed.

        Please refer to the original filing of this Schedule by Mr. Danner on or about April 6, 1995, for additional information.


        ITEM 4.  PURPOSE OF TRANSACTION.

        Mr. Danner made no acquisition of securities of the Company that triggered this filing. Rather, this filing is made to address certain discussions held by Mr. Danner with the Chairman of the Company. Please refer to the original filing of this Schedule by Mr. Danner on or about April 6, 1995, for additional information.

         As a founder and former Chairman and Chief Executive Officer of Shoney's, Inc., Mr. Danner holds the Shares for investment. Mr. Danner has been concerned about the Company's management and performance for several years. He resigned from the Board of Directors of the Company effective June 30, 1993.

         From time to time since approximately June of 1995, Mr. Danner has communicated personally, by telephone, and by correspondence with Mr. Stephen Lynn, the Company's Chairman. Generally, Mr. Danner has sought to respond fully to Mr. Lynn's questions and requests for suggestions, as well as to be kept informed about the Company's progress. Please refer to the letters attached hereto as Exhibit 1 and Exhibit 3, which letters are incorporated herein by reference. The response of the Company's Chairman is attached hereto as Exhibit 2 and incorporated herein by reference. On February 8, 1996, Mr. Danner sent a letter to the Company in which he asked questions concerning the Company's indebtedness and other matters. Mr. Danner requested also that the Company alter what he believes to be the overly restrictive

10% trigger level of the Company's "shareholders' rights" or "Poison Pill" plan and change that trigger level to 20%, or terminate the plan. Finally, Mr. Danner has proposed that the Company enter into a registration agreement with him whereby the Company will agree to register his shares in the Company in certain secondary offerings of the Company's securities both during his lifetime and after his death. Mr. Danner has expressed his belief that such a registration covenant could benefit the other Shareholders by, potentially, averting the impact (if any) of all or some part of Mr. Danner's shares being offered in the market in one or more large blocks (either before or after his death). Instead, the registration agreement would not only provide Mr. Danner with a possible vehicle for disposing of his shares in an orderly manner but would also assist the Company and its Shareholders by increasing the opportunity for an orderly, non- disruptive disposition of these shares. The Company has indicated to Mr. Danner that its Chairman and Board of Directors are generally receptive to such a proposal and Mr. Danner plans to propose a form of registration agreement. A copy of Mr. Danner's letter of February 8, 1996, is attached hereto as Exhibit 1. Other correspondence between Mr. Danner and the Company's Chairman is attached hereto as Collective Exhibit 4.

         In response to a request by Shoney's, Mr. Danner has recommended Mr. Francis S. Guess as a Board member for Shoney's Board of Directors. This letter is attached as Exhibit 5 hereto.

     Mr. Danner reviews from time to time the Company's business affairs and financial position. Based on such evaluation and review, as well as general economic and industry conditions existing at the time, Mr. Danner may consider from time to time various alternative courses of action. Such actions may include the acquisition of additional Shares through open market purchases, privately negotiated transactions, or otherwise. Alternatively, such actions may involve the sale of all or a portion of the Shares in the open market, in privately negotiated transactions or otherwise. Mr. Danner may also, consistent with the requirements of Regulation 14A, communicate with other Company shareholders regarding the Company's performance generally.

        Except as set forth above, Mr. Danner has no plan or proposals which relate to or would result in any of the transactions described in subparagraphs
(a) through (j) of Item 4 of Schedule 13D.

        ITEM 5.  INTEREST IN SECURITIES OF THE COMPANY.

        (a) Mr. Danner owns directly, with sole voting and dispositive authority, 4,159,133 shares of the Company. The Company states in its most recent Annual Report on Form 10-K that it has, at January 22, 1996, 41,614,113 shares outstanding. Consequently, Mr. Danner owns beneficially approximately 10.21% of the subject securities.

        Mr. Danner disclaims beneficial ownership of the following shares pursuant to Rule 13d-4:

        1.       Shares held by his wife:  83,068; and

        2.       Shares held by his wife as Custodian for their son:  7,101.

The aggregate number of the securities as to which Mr. Danner disclaims beneficial ownership is 90,169 (.002% of the class).

        (b) Please refer to the Response to Item 5(a) above for each person named in response to paragraph (a), as to the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition. Provide the applicable information required by Item 2 with respect to each person with whom the power to vote or to direct the vote or to dispose or direct the disposition is shared;

        Mr. Danner has had no transactions in the subject class of securities in the past sixty days.

        (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item.

        (e) Mr. Danner has not ceased to be the beneficial owner of more than five percent of the class of securities.

        ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.

        There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the persons with whom such contracts, arrangements, understandings or relationships have been entered into, exclusive of standard default and similar provisions contained in loan agreements and related documentation as to any pledged securities.


        ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

        The following Exhibits are filed herewith and incorporated herein by reference:

        Exhibit 1                         Letter dated February 8, 1996
        Exhibit 2                         Letter dated November 1, 1995
        Exhibit 3                         Letter dated October 30, 1995
        Collective Exhibit 4              Letters dated June 21, 1995; August 14, 1995;
                                          August 22, 1995; and September 13, 1995
        Exhibit 5                         Letter dated December 14, 1995

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





February  8, 1996                                 /s/ Raymond L. Danner
----------------------------------                --------------------------
Date                                              Signature


                                                  Raymond L. Danner
                                                  --------------------------
                                                  Name/Title


        The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

                                                                   EXHIBIT 1


                        [THE DANNER COMPANY LETTERHEAD]
                               THE DANNER COMPANY
                        SUITE 510, 2 INTERNATIONAL PLAZA
                           NASHVILLE, TENNESSEE 37217

                                February 8, 1996

VIA MESSENGER
Mr. C. Stephen Lynn, Chairman & CEO
Shoney's, Inc.
1727 Elm Hill Pike
Nashville, Tennessee 37210

Dear Steve:

        As you know, we have been discussing a number of topics over the past several months. I trust that you know I've tried to answer your questions as best I could and to be of as much assistance as possible. For my part, I appreciate your asking my opinions even though we have not always agreed. I hope that you will continue to feel free to call me at any time.

        I am very concerned about Shoney's incredible debt load. In the next three years it appears that the Company must come up with enormous sums to meet its bank and other obligations. The last annual 10-K report presents a very tough picture for Shoney's. I have heard that Shoney's is having its properties re-appraised. Is this a part of renegotiating its debt repayment schedule? I am concerned at this time about any rumors of takeovers, buyouts, or tender offers, etc., or some other type of buy out? Are any such offers or plans out there that you know of? I'm counting on you to keep me informed.

        Steve, the next thing is that I remain convinced that I was a target of Shoney's decision to lower the trigger level of the Poison Pill plan down to 10%. If I so much as buy one share, I could suffer great financial and voting loss. (This just can't be fair.) I want to ask you today to have Shoney's raise the trigger level to at least a 20% level, assuming that Shoney's is going to insist on keeping the Poison Pill plan in place. I think Shoney's should dump the Poison Pill altogether.

        Also, I have mentioned to you in the past that Shoney's and I both might benefit from having a stock registration agreement in place. This would help Shoney's - or, rather, Shoney's many Shareholders - by potentially providing for an orderly disposition of some or all of my shares. Obviously, a sale of all or a large number of my shares might push the price lower or otherwise disrupt the market for the shares because of the large number of shares coming onto the market. Thanks for bringing this to the attention of the Shoney's Board, which I understand was receptive. As suggested by one of your Staff, I have instructed my attorneys to draft a proposed agreement for discussion purposes.

        Finally, let me assure you that it has not been, nor is it now, my intention to influence Shoney's management or policies. I have tried simply to be supportive of you during your initial months on the job. My lawyer had asked last December if your attorneys felt that I should file something to show that we were talking. He heard nothing until last Friday, when Ernie McDaniel asked if a filing was going to be made. Although I'm not sure that a filing is required, I have told my lawyers to make the filing that Mr. McDaniel asked about just to be on the safe side. Attached for your information is a copy of the Schedule 13d that we expect to file.

        I look forward to seeing and hearing from you soon.  Best regards.

                                        Sincerely,



                                        Raymond L. Danner

                                                                   EXHIBIT 2





                         [Letterhead of Shoney's, Inc.]
                                 SHONEY'S, INC.
                               1727 Elm Hill Pike
                   Nashville, Tennessee 37210 (615) 391-5201

         C. Stephen Lynn
         Chairman of the Board
         Chief Executive Officer

         November 1, 1995

         Mr. Ray Danner
         The Danner Company
         2 International Drive, Suite 510
         Nashville, TN 37217

         Dear Mr. Danner:

         Thank you for your recent letters and the copy of Ron Zemke's book. I am one of his biggest fans. I have heard him speak on several occasions and successfully have used him and his material. I am enclosing a book that has been a blessing to me, for many years, and I hope you will find it to be a blessing as well.

         In reference to your October 27, 1995 letter to the Board, complaint letters from abused customers, and your responses to them, I offer the following observations. I have shared most of these with you and the Board, on more than one occasion.

         There are lots of bad Shoney's experiences occurring every day.
         We are in a turnaround process. Our plan is a good one and I am confident it will succeed.
         We have some employees and are hiring some employees that you would not have hired.
         Functional unemployment is zero in many of our markets.
         We have not adequately trained our employees and managers for a number of years.
         Turnover at the senior management level might indicate that we have been inadequately led for a number of years. Certainly there has been no continuity of leadership for many years. I believe there is no one on our Board or in your company that has as much experience in turnarounds as I possess.
         The Shoney's family did not decline to our current level of quality, service and cleanliness overnight and we will not regain our greatness overnight In fact, things will get somewhat worse before they get better From my experience, that is the nature of turnarounds.

         Mr. Danner
         November 1, 1995
         Page 2

         I will not use manipulations or short term compromises to stimulate stock or sales performance I expect the turnaround momentum to be visible by the end of 1996.
         I will continue to personally address complaint calls and letters. I am pleased to see them slowing down and the number of compliment calls and letters finally beginning to increase. As to your feelings of "being held hostage to Shoney's", I must confess that I have felt the same, at times, in the last six months With approximately two percent stake in the company (the total of my recent purchase. plus stock options and stock grants), I can empathize It helps me when I realize that you and I do not have to be here; we can sell out and focus on other things; and as for me. I am here and excited to be here because of the turnaround challenges.

         Before concluding, let me respond to issues raised in Gary Neill's letter of October 30, 1995. I believe it is a proper and good thing, for you and the Company, for us to enter into a registration covenant with you for estate planning purposes. I will recommend such to the Board, at our next meeting. As to a Board seat, I have stated from the time I began with the Company that you should have a representative with which you, the Board and I can be comfortable with I have asked the Nominating Committee to begin to work with you, in that regard. I am sure they will be in contact, in the near future.

         I apologize for this lengthy response, but felt a need to address all these areas to you and our Board. As always, thanks for your input.

         God bless,


         C. Stephen Lynn

         enclosure

         cc: Board of Directors

                                                                   EXHIBIT 3




                       [Letterhead of The Danner Company]
                               The Danner Company
                             2 International Drive
                                   Suite 510
                           Nashville, Tennessee 37217
                                 (615) 367-9092
                               Fax (615) 367-2156

                                October 30, 1995

         Mr. C. Steven Lynn
         Chief Executive Officer
         Shoney's, Inc.
         1727 Elm Hill Pike
         Nashville, TN 37210

         Dear Steve:

         I have been thinking about what The Danner Company can do to help you help Shoney's as the Company continues to regroup. One thing, maybe, is to try to put the Company's poison pill plan behind us this year as an issue, instead of the Company having to put it back on the ballot. We want to help you to continue focusing on operations, not on lawyer issues.

         On the other hand, I hope you know that the poison pill is unfair to Mr. Danner and to other shareholders. Even so, however, Mr. Danner and I want to continue supporting your efforts. Because I think that we differ with the board on the impact of the poison pill, we have struggled a little bit to come up with a way to help you without letting you think that Mr. Danner accepts the pill.

         Here is what I've come up with, and I would like to get your thoughts on the following. First Mr. Danner will continue to support you in your continuing efforts to return the Company to its leadership position. For a period of two years (assuming the stock stays over $9.00) Mr. Danner will lay aside the poison pill as an issue. In exchange, I would like to suggest to you that the trigger level on the plan be raised to 20% (rather than 10%); and I would ask chat the Company enter into a registration covenant with Mr. Danner for his estate planning and other purposes. Mr. Danner also suggests that Francis Guess would be an excellent individual to be elected to the Company's Board of Directors.

         It is never easy to work out long-term problems. But Shoney's can be - or continue to be a great Company. The Board has chosen you to lead the Company out of the desert. As far as we can, Mr. Danner and I want to help you.

         Sincerely,

         Gary A. Neill

                                                                   EXHIBIT 4


                      [Letterhead  of the Danner Company]
                               The Danner Company
                             2 International Drive
                                   Suite 510
                           Nashville, Tennessee 37217
                                 (615) 367-9092
                               Fax (615) 367-2156


                                 June 21, 1995

         Mr. C. Stephen Lynn
         Chief Executive Officer
         Shoney's, Inc.
         1727 Elm Hill Pike
         Nashville, TN 37210


         Dear Steve:

         I appreciate you attending the reception last night for Lamar Alexander. He was a good (2) term Tennessee Governor and I feel he would be a very credible candidate for President.

         I am enclosing a little bit of information that might be helpful and enlighten you on what we at the Danner Company actually do. If you have time to look it over, you might find it interesting.

         We have acquired several additional properties not shown on this enclosed sheet, but this is a good portion of what we have.

         Sincerely,

         R. L. Danner

                       [Letterhead of The Danner Company]
                               The Danner Company
                             2 International Drive
                                   Suite 510
                           Nashville, Tennessee 37217
                                 (615) 367-9092
                               Fax (615) 367-2156


                                August 14, 1995

         Mr. C. Stephen Lynn
         Chief Executive Officer
         Shoney's, Inc.
         1727 Elm Hill Pike
         Nashville, TN 37210


         Dear Steven:

         Enclosed is a letter I received from Buzz Davis, who has been a long time admirer and customer of Shoney's, Captain D's and the other concepts.

         His family, of many generations in Nashville is very important in the community and I am very disappointed in his extremely disastrous visit to the Woodland Shoney's.

         I attempted to reach you when you were on vacation. I wanted to offer any of my time that you might like to take, to help in any way to lead Shoney's to again attain its quality position in the food industry.

         Best regards,



         R. L. Danner

                       [Letterhead of The Danner Company]
                               The Danner Company
                             2 International Drive
                                   Suite 510
                           Nashville, Tennessee 37217
                                 (615) 367-9092
                               Fax (615) 367-2156

                                August 22, 1995

         Mr. C. Stephen Lynn
         Chief Executive Officer
         Shoney's, Inc.
         1727 Elm Hill Pike
         Nashville, TN 37210

         Dear Steve:

         I was really surprised to receive the fruit basket. Surgery went well, it has actually been one month ago tomorrow. I have had the good fortune of a rapid recovery. I was able to return to limited duties at the Danner Co. last week, and I am back on a full schedule this week..

         I appreciate your thoughtfulness and also hope by now you are getting comfortable and familiar with the many avenues of Shoney's.

         Again, I want to express my willingness to be helpful to you in any way that I can, to help our company move forward. I have a great memory and would share with you any knowledge I might have, that would be of help to you.

         Best regards,


         R.L. Danner

                       [Letterhead of The Danner Company]
                               The Danner Company
                             2 International Drive
                                   Suite 510
                           Nashville, Tennessee 37217
                                 (615) 367-9092
                               Fax (615) 367-2156

                               September 13,1995

         Mr. C. Stephen Lynn
         Chief Executive Officer
         Shoney's, Inc.
         1727 Elm Hill Pike
         Nashville, TN 37210

         Dear Steve:

         I appreciate the meeting we had yesterday. I feel very confident that you possess the talent and sincerity to move Shoney's forward into a good healthy company.

         I thought you might find this rough draft interesting, although it has not been edited yet, but will appear in a publication that will cover several successful Tennessee Business Entrepreneurs.

         Remember, I will be available most any time to share with you any of my experiences during my years at Shoney's.

         As soon as my back is in better shape, I will do store inspections with you, as you had previously asked.

         Sincerely,

         R. L. Danner

                                                                   EXHIBIT 5



                        [THE DANNER COMPANY LETTERHEAD]
                               THE DANNER COMPANY
                        SUITE 510, 2 INTERNATIONAL PLAZA
                           NASHVILLE, TENNESSEE 37217


                               December 14, 1995

C. Steven Lynn
Chief Executive Officer
Shoney's, Inc.
1727 Elm Hill Pike
Nashville, TN  37210

Dear Steve:

As we discussed, I am recommending for consideration Francis S. Guess to the Shoney's Inc. board nominating committee. It was considerate of you to seek my thoughts, and I am pleased to make this recommendation.

For the past five years, Francis has served as executive vice-president of The Danner Company. In his role here, I have been able to determine the skills, talents and temperament he posses in the conduct of our business affairs. Without a doubt, I am convinced these same attributes would greatly benefit Shoney's Inc. in a board capacity.

More than anything, I have absolute faith and confidence in Francis to represent not only the best interests of me and my family, as Shoney's Inc. largest stockholders, but also to prudently discharge any responsibility as director of a public-held company.

A native of Nashville, Francis has played an important role in the public and private life of his country for almost twenty-five years. A biographical sketch is attached.

Beyond his business skill, Francis has demonstrated a commitment to his community that has crossed every social and cultural sector. With his sensitivity and understanding for the entire community, my family asked him to serve, in addition to his other activities, as the executive director of our foundation. He has done so with care and diligence.

Steve, I do appreciate the opportunity to make this recommendation, and understand I could have included more than one person. However, since Francis is my first choice, I recommend him to the board nominating committee without reservation.

Thanks again, and if you have any questions, please call.

Very truly yours,


R. L. Danner

                                FRANCIS S. GUESS

Francis S. Guess serves as Executive Vice President of The Danner Company, a Nashville, Tennessee based investment and management firm with interests world-wide in a variety of business ventures. The Danner Company is headed by Ray Danner, the co-founder and retired chairman of Shoney's, Inc.

Among his various roles at The Danner Company, Mr. Guess is the firm's principal officer in charge of external affairs. In his capacity, he provides management and marketing advise, as well as serving as the company's chief spokesperson.

Additionally, Mr. Guess is president and CEO of Guess International, Inc., a Danner Company investment. This Atlanta-based firm manufactures, and markets internationally, a line of ethnic haircare products.

Mr. Guess also serves as Executive Vice President of Strategic Alliance Group
(SAG), a Chicago-based distributor of ethnic hair and beauty products. In his role with this joint venture between Guess International and AFAM Concepts (Chicago), he is responsible for developing and managing their retail store operations.

As a private investment, Mr. Guess owns and operates Helicopter Corporation of America (HELICORP). This Nashville-based firm is a Bell, American Eurocopter, and McDonnell Douglas certified service center. In addition to helicopter maintenance, the company offers an extensive parts inventory, brokers helicopters internationally, and offers a Southeastern United States charter service.

Mr. Guess entered the private sector at the conclusion of a fifteen year career in public service, having served in two cabinet-level positions during Governor Lamar Alexander's term in office.

As Commissioner of Labor, Mr. Guess was responsible for the administration of various manpower programs and the enforcement of numerous labor laws effecting occupational safety and health, worker's compensation, mine safety, child labor, equal pay and prevailing wages.

Prior to joining the Department of Labor, Mr. Guess served as Commissioner of General Services and was previously Assistant Commissioner of Personnel. He also held positions in the Tennessee Housing Development Agency, as well as the Departments of Correction and Finance and Administration. In 1978, Mr. Guess taught practice management at Meharry Medical College.

A 49 year old native of Nashville, Mr. Guess graduated from St. Emma Military Academy in Virginia, received his B.S. degree in Political Science from Tennessee State University and obtained his Masters of Business Administration at Vanderbilt University's Owen Graduate School of Management. He also completed the program for Senior Executives in State and Local Government at Harvard University.

An ardent supporter of equality of opportunity, he is serving his twenty-second year as a member of the Tennessee Commission on Human Rights, having been appointed by both Republican and Democratic governors for successive six-year terms. Nationally, Mr. Guess served for six years as a member of the U.S. Commission on Civil Rights. He is a life member of the NAACP. Mr. Guess has contributed a significant portion of his time and talent to community activities. Currently he serves on the:

        -  Board of Trustees, American Institute for Managing Diversity
                 (Atlanta);
        - Board of Directors, Seton Health Corporation of Tennessee (vice chair);
        -  Nashville Metropolitan Board of Hospitals;
        - Board of Directors, Tennessee State University Foundation (vice chair);
        -  Board of Directors, Nashville Sports Council.

Additionally, he serves as Executive Director of the Danner Foundation, which has contributed over five million dollars to philanthropic interests. This family foundation concentrates its giving in areas of education, health care, and cultural programs primarily in Tennessee.

In the past, Mr. Guess has also served on the:

        -  Board of Directors, Rotary Club of Nashville (past president);
        -  Board of Directors, United Way of Middle Tennessee;
        -  Board of Directors, Middle Tennessee Boy Scout Council;
        -  Board of Directors, Junior Achievement of Middle Tennessee;
        - Board of Directors, Nashville Chapter of the National Conference of Christians and Jews;
        -  Board of Directors, Nashville Urban League (past president);
        -  Board of Directors, Nashville Area Chamber of Commerce;
        - Board of Directors, Middle Tennessee March of Dimes Birth Defects Foundation (past chairman);
        -  Advisory Board, Junior League of Nashville;
        - National Advisory Committee on Accreditation and Institutional Eligibility for the U.S. Department of Education;
        -  Nashville Committee on Foreign Relations;
        - Board of Directors, Tennessee Minority Purchasing Council (past vice chair);
        - Board of Directors, Middle Tennessee Muscular Dystrophy Association (past president);
        -  Board of Directors, Nashville Symphony Association.
        -  Tennessee Advisory Committee, U.S. Small Business Administration;
        -  Executive Committee, Tennessee Vietnam Veterans's Leadership
                 Program;
        -  Publisher's Advisory Board, Nashville Banner;
        -  Governor's Monitoring Committee on Juvenile Corrections;
        -  National Coalition of Human Rights Commissioners;
        -  Governor's Task Force on Tort Reform.

An international traveler, Mr. Guess has served as an expert consultant on African economic and political affairs.

With a keen interest in history, Mr. guess possesses museum quality collections of books and artifacts on the African American experience, with emphasis on Slavery, the U.S. Civil War, and Reconstruction.

Mr. Guess is a veteran of the Vietnam conflict, having served in Military Intelligence with the U.S. Army.

He has been the recipient of numerous awards and recognitions for his public and civic service, is listed in various national and international "who's who" publications, and is a frequent speaker on issues pertaining to public policy, economic development and civil rights.

Mr. Guess is a certified tailor by the State of Virginia.